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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                 (Amendment No.2)*


                                  Stratasys, Inc.

                                  (Name of Issuer)


                            $.01 par value Common Stock

                           (Title of Class of Securities)


                                CUSIP No. 86 2685104

                                   (CUSIP Number)


                                 Cameron Truesdell
                                  5522 308th N.E.
                                    P.O. Box 925
                             Preston, Washington  98050
                                   (360) 222-6763

                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                    May 27, 1998

              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.: 86 2685104000

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1    NAME OF REPORTING PERSON
          Cameron Truesdell

     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS
          PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Washington

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       NUMBER OF SHARES            7    SOLE VOTING POWER
         BENEFICIALLY                        459,550
           OWNED BY
             EACH                  ---------------------------------------------
           REPORTING               8    SHARED VOTING POWER
            PERSON                           -0-
             WITH
                                   ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
                                             459,550

                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          459,550

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%

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14   TYPE OF REPORTING PERSON
          IN

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Item 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Stratasys, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 14950 Martin Drive, Eden Prairie, MN 55344.

Item 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Cameron Truesdell ("Truesdell"), who is an individual residing in the State of Washington. Truesdell is a self-employed, private investor and citizen of the United States. Truesdell resides at 5522 308th S.E., Preston, WA 98050.

     Truesdell has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of May 27, 1998 (the date of the event requiring the filing of this Amendment No. 2), Truesdell had purchased a total of 462,300 shares of the Common Stock for an average price of $11.09 per share, an aggregate of $5,125,513.50, in open market purchases effected between September 10, 1996 and May 27, 1998. Gifts of 2,750 shares in January to March of this year results in his total held being 459,550 as of the date of this filing.

     The source of Truesdell's payment of the purchase price was from his personal funds. Truesdell purchased some of the Common Stock on margin through his stockbroker, but otherwise did not use borrowed funds.

Item 4.  PURPOSE OF TRANSACTION

     Truesdell acquired the Common Stock for investment purposes only.
Truesdell will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales; (iii) acquiring additional shares of common stock in the open market or in privately-negotiated transactions; or
(iv) enter into short sales or other hedging transactions with respect to the Common Stock. Truesdell had not as yet determined which of the courses of action specified in this paragraph he may ultimately take. Truesdell's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's Common Stock, the Company's prospects and Truesdell's portfolio. Since his last 13D filing, Truesdell has requested that he be provided a position on the board of directors so as to better monitor his investment in the Company and perhaps make available to the Board his knowledge of sales and marketing. He believes management has accepted his request.

     Except as set forth above, Truesdell has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present management of the Issuer, including any plans or proposals to change corporate officers or the number or term of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.


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     Truesdell reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of May 27, 1998, Truesdell beneficially owned 459,550 shares of the Common Stock, which represented approximately 7.4% of the shares of Common Stock currently issued and outstanding.

     (b) As of May 27, 1998, Truesdell has sole power to dispose or direct the disposition of 459,550 shares.

     (c) Since the amount of shares reported on his Amended Schedule 13D dated March 20, 1998, Truesdell has purchased a total of 68,800 shares of the Common Stock for an average price of $10.46 per share, an aggregate of $719,880.50, in open market purchases effected between March 25, 1998 and May 27, 1998.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Truesdell has not entered any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

     None.


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                                      SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                        /s/
                                        ----------------------------------------
                                        Cameron Truesdell

June 5, 1998












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